

March 27, 2013

<u>Via E-mail</u>
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

Mr. Richard O'Toole
Vice President
Related Fund Management, LLC
60 Columbus Circle
New York, NY 10023

> **Re:** **CommonWealth REIT**
> **Revised Preliminary Proxy Statement on Schedule14A**
> **Filed on March 26, 2013 by Corvex Management LP, Mr. Keith A. Meister,**
> **Related Fund Management, LLC, et al.**
> **File No. 001-09317**

Dear Mr. Meister and Mr. O'Toole:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1. We note your response to prior comment 1 and request further analysis. We understand that Mr. Ross is the chairman of the board and sole shareholder of The Related Realty Group, Inc., the general partner of the managing member of Related Fund Management, LLC. Please advise whether, absent the writing described in your response, Mr. Ross would have voting and/or investment power over the Related Shares within the meaning of Rule 13d-3 and be a participant in the solicitation. Please also describe this writing in further detail, including, without limitation, whether Mr. Ross and/or The Related Realty Group, Inc. retains the right to rescind the authority granted to Related Management, Recovery Fund and other related entities and regain voting and/or investment power over the shares within 60 days. See Rule 13d-3(d)(1) and Example 11 in SEC Release No. 34-13291 (February 24, 1977).

Form of Consent Card

2.   Please revise your form of consent card to provide a means for investors to vote against
the removal of any future trustees categorically. Your current card provides a space to
specify the name of each person that an investor does not wish to remove. Please also
revise the related disclosure in your proxy statement.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.

                                                        Sincerely,

                                                        /s/ David L. Orlic

                                                        David L. Orlic
                                                        Special Counsel
                                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP